EXHIBIT 2

PRESS RELEASE

                   FUTUREMEDIA ANNOUNCES RECORD RESULTS FOR Q1
                  FY 2005 Q1 sales of $9.1 million, a more than
                          17-fold increase over Q1 FY04

BRIGHTON, ENGLAND - SEPTEMBER 30, 2004 - Futuremedia Plc (NasdaqSC:FMDAY), a leading European E-learning solutions provider, today announced record unaudited financial results for its fiscal first quarter, ending July 31, 2004.

For the quarter ended July 31, 2004, the Company's revenues were GBP 5 million ($9.1 million), an increase of 1,756% as compared to revenues of GBP269,000 ($434,000) for the same period last year. The year-over-year increase in revenues was attributable to the significant growth of the Company's innovative Learning For All(TM) program. As anticipated, fiscal first quarter revenues declined from the GBP 11.6 million ($20.5 million) reported in the Company's fiscal fourth quarter, ended April 30, 2004, as uptake under the Learning For All(TM) program tends to be concentrated in second half of the fiscal year mainly because of the holiday season.

The Company's net loss narrowed to GBP759,000 ($1.4 million) for the three months ended July 31, 2004, as compared to a net loss of GBP785,000 ($1.27 million) for the same period last year and a net profit of GBP103,000 ($183,000) in the fiscal fourth quarter ended April 30, 2004. The net loss was primarily the result of increased spending on sales and marketing in support of the upcoming Phase 3 of the Learning For All(TM) program with Futuremedia largest customer, Royal Mail, in the fall of 2004 and increased spending on general and administrative expense to support the service delivery infrastructure and systems to support current and anticipated volumes of business.

"I am pleased with the overall performance this quarter, especially with the significant increase in revenues compared to the prior year period," said Mats Johansson, CEO of Futuremedia.

"The Home Computing Initiative (HCI) in the UK is clearly an idea whose time has come. Futuremedia's Learning For All(TM) program enables private and public sector employers to leverage this tax supported program to not only provide a substantial and desirable benefit to their employees, but also to implement a robust e-learning infrastructure that can promote improved business practices and computer literacy, enrich their human capital, and drive organizational change."

"We believe that the combination of our leadership position in HCI implementation, an industry leading Learning Management System, and broad selection of off-the-shelf and bespoke e-learning content have created a very compelling growth opportunity for Futuremedia in the coming quarters and years. We are focused on growing our client base and positioning ourselves as a long term strategic partner to support our customers' essential business goals."

"During our first fiscal quarter, we have made a significant investment in expanding our sales and marketing capabilities to respond to the intense interest in Learning For All(TM) and building a robust delivery infrastructure supporting both Learning For All(TM) and our other products, E.L.S.A. and the Aktivna LMS. Our sales and marketing strategy is proving to be successful and resulted in securing substantial orders in the first quarter, with a very strong pipeline of new and potential customers," Johansson continued.


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

Q1 FY 2005 HIGHLIGHTS:

o In May, BUPA, the UK's leading independent health care organization, extended its contract with Futuremedia for the provision of a Learning Management System, hosting services and software integration in existing HR systems to its BUPA International Unit. The contract follows the successful implementation of the previous three year contract signed in March 2003 with BUPA's UK insurance division.

o In July, Futuremedia announced a new collaboration with Surrey e-Partnership, providing its award-winning Learning For All(TM) program to 4,000 people - the first of seven campaigns to be implemented over the coming three years. Surrey e-Partnership is one of the UK's largest groups of local authorities, public and voluntary sector organizations with a total employee base of over 70,000.

o In July, a second Royal Mail marketing campaign generated $11.8 million (GBP 6.5 million) worth of orders, and LFA is now serving 20,500 employees in total. The results of the Phase 2 campaign were at the top end of previous guidance range of between US$6.2 million and $12.4 million.

The Company also announces the departure of its Chief Financial Officer, Geoff Bicknell, who is leaving Futuremedia for personal reasons. Peter Machin, who served as Chief Financial Officer and Company secretary from 1999 until June of 2004, will serve as interim Chief Accounting Officer until a permanent CFO is found.

At the root of the Company's substantial increase in orders is the HCI or Home Computing Initiative, established by the UK Government in 1999. The Government's goal is to increase the population's level of computer skills by offering attractive plans to obtain computer hardware and software at very affordable prices through their employers. In addition to the benefit of an increased skills level, the HCI program also offers tax incentives for both employers and employees. Futuremedia is at the forefront of the HCI movement, having secured numerous major clients such as Royal Mail, Britvic Software Drinks, Surrey e-Partnership and others.

"It is important for investors to understand that while the majority of the revenues from sales under the Learning For All(TM) program are recognized upon delivery of the hardware and software package, we expect to recognize a stream of deferred revenue over the terms of these contracts that is expected to have higher gross margins. And we are already seeing that this initiative strategically positions Futuremedia to cross-sell our Learning Management System, e-learning content and consulting services to the client, as employee acceptance and usage of the Web scales. Thus we believe that Learning For All(TM) has the potential to generate excellent volumes in the near-term, with the potential for improving margins and recurring revenues over time," Johansson said.

"For Fiscal 2005, we have set ambitious goals for the Company, including:
o Successfully implementing Phase 3 of Learning For All(TM) with Royal Mail this holiday season,
o Expanding our client base to include a number of additional leading public and private sector organizations in the UK,
o Setting the stage to enter additional markets in continental Europe where HCI programs have been enacted or are under consideration,
o Growing our library of proprietary e-learning content tailored to the needs of specific industry verticals,
o Continuing to enrich the functionality of our AKTIVNA suite of Learning Management Solutions.


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

As of July 31, 2004, the Company's balance sheet showed GBP 2.2 million ($3.9 million) in cash and equivalents and GBP 0.7 million ($1.3 million) in positive stockholders' equity. "Given the anticipated positive contributions of the Learning For All(TM) program to operating cash flows, we expect that our existing sources of liquidity will be adequate to fund our anticipated organic growth," Johansson concluded.

BUSINESS OUTLOOK

The Company reiterated its full fiscal year 2005 guidance of revenue growth of at least 50% from the $33.1 million reported in fiscal 2004 and positive operating income for the full fiscal year 2005.

ADJUSTMENTS TO Q4 FISCAL YEAR 2004 RESULTS

The Company previously announced its unaudited results for its fiscal fourth quarter and full year ended April 30, 2004 in May. Subsequently, in connection with the audit of the full fiscal year 2004 results, net profit for Q4 and full fiscal year 2004 has been reduced by GBP314,000 ($557,000) as a result of certain provisions and accruals regarding inventory and sales commissions.

--------------------------------------------------------------------------------

CONFERENCE CALL

The Company will host a conference call today, September 30, at 11:00 am EST/16:00 UK time to discuss its first quarter FY 2005 results and outlook for the balance of FY 2005. The dial-in telephone numbers for the conference call are: Europe: +44 (0) 20 7081 7165 USA: 1-800 897 3158 Pass code: Futuremedia Q1
Results. The conference call will also be available via audio-webcast live on the Futuremedia website www.futuremedia.co.uk.

ABOUT FUTUREMEDIA:

Futuremedia plc (est. 1983) is the leading European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market. Through the fostering of long term partner relationships with its customers, Futuremedia supplies public and private sector organizations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programs, an extensive library of published courseware titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs. Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, the UK National Health Service, Royal Mail, The Surrey Partnership and Syngenta. The Company is partnered with Centra Software, Dell, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft in delivering its products and solutions. For more information go to www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance, financial condition, customer acceptance of the Learning For All(TM) program, and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that


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

customer contracts (such as the Royal Mail contract) may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

                            (FINANCIAL TABLES FOLLOW)


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

                                 FUTUREMEDIA PLC
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                            Quarter ended July
                                                                       (in 000's except share data)
                                                                 2004              2004              2003
                                                              ----------        ----------        ----------
                                                               ($,000's)        (GBP000)          (GBP000's)
Net sales .............................................            9,086             4,992               269

Cost of sales .........................................            8,234             4,524               340

Gross profit/(loss) ...................................              852               468               (71)

Operating expenses
     Sales and marketing ..............................              967               532                34
     General and administrative .......................            1,437               788               358
     Facilities expenses ..............................              116                64                41


Total operating expenses ..............................            2,520             1,384               433

Operating loss ........................................             (916)             (504)
                                                                                                      (1,668)

Interest income .......................................               51                28                --

Interest expense ......................................               --                --                (2)

Share of loss from equity investment including goodwill
impairment ............................................             (364)             (200)              (94)
Stock compensation arising from Variable option
accounting ............................................              451               248              (185)
National Insurance on stock options ...................              148                81                --

Net loss ..............................................           (1,382)             (759)             (785)
                                                             ===========       ===========       ===========

Loss per share basic and diluted ......................            (0.02)            (0.01)            (0.01)

Weighted average shares outstanding ...................       87,239,486        87,239,486        79,819,457


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

                                 FUTUREMEDIA PLC
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                    Quarter ended July
                                             -------------------------------
                                              2004        2004        2003
                                             ------      ------      ------
                                            ($'000)     (GBP'000)   (GBP'000)
ASSETS

Current assets
   Cash and cash equivalents ..........       3,913       2,150          94
   Accounts receivable ................       4,923       2,705         223
   Amounts recoverable on contracts ...          64          35          52
   Accrued income .....................       2,542       1,397          11
   Amounts recoverable from vendors ...         792         435          --
   Other current assets ...............       1,687         927          78
   Receivable from stock subscription .          44          24         239
   Inventories - finished goods .......       3,433       1,886           1
   Prepaid expenses ...................         766         421         292
                                             ------      ------       -----
   Total current assets ...............      18,164       9,980         990

Equity Investment .....................          --          --         110

   Property held for Sale

Property and equipment
    Audio visual and computer equipment         932         512         437
    Office equipment ..................         482         265          71
                                             ------      ------       -----
                                              1,414         777         508
Accumulated depreciation ..............         923         507         436
                                             ------      ------       -----
                                                491         270          72

Other assets
Goodwill ..............................         151          83          83

Intangible assets .....................         603         331         473
Goodwill on Investment in Luvit AB ....         799         439         739
                                             ------      ------       -----
TOTAL ASSETS ..........................      20,208      11,103       2,467
                                             ======      ======      ======


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

                                 FUTUREMEDIA PLC
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                         Quarter ended July
                                                -----------------------------------
                                                  2004          2004          2003
                                                -------       -------       -------
                                                ($'000)       (GBP'000)     (GBP'000)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Fees received in advance .............        5,970         3,280           377
    Accounts payable .....................        9,835         5,404           409
    Other taxes and social security costs           144            79            35
    Other accounts payable ...............        1,170           643           156
    Accrual for NI costs on stock options           268           147           103
    Accrual for sales commissions
                                                  1,254           689             6
    Other accrued expenses ...............          249           137           108
                                                 ------        ------         -----
        Total current liabilities ........       18,890        10,379         1,194

Stockholders' equity
         Ordinary shares of 1 1/9p each
         Authorized - 125,000,000
Issued and outstanding
                                                  1,764           969           879
         Preference shares of 2p each
         Authorized - 2,000,000
         None issued .....................           --            --
         Additional paid-in capital ......       33,475        18,393        17,388
         Accumulated deficit .............      (33,921)      (18,638)      (16,994)
                                                 ------        ------         -----
Total stockholders' equity ...............        1,318           724         1,273

Total liabilities and stockholders' equity       20,208        11,103         2,467
                                                 ======        ======         =====

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

                                 FUTUREMEDIA PLC
                              STATEMENT OF CASHFLOW
                                   (UNAUDITED)

                                                                      Quarter ended July
                                                                     ---------------------
                                                                       2004         2004
                                                                      $'000       GBP'000
Operating activities
Net loss ......................................................      (1,382)        (759)
Adjustments to reconcile net loss to net cash used in operating activities
   Depreciation ...............................................          35           19
   Amortization of intangible assets ..........................          82           45
   Loss from equity investment including goodwill
   impairment .................................................         364          200
   Stock compensation arising from Variable option
   accounting .................................................        (451)        (248)
   Accounts receivable ........................................      (1,485)        (816)
   Amounts recoverable on contracts ...........................          13            7
   Accrued income .............................................      (1,026)        (564)
   Amounts recoverable from vendors ...........................         672          369
   Other current assets .......................................      (1,512)        (831)
   Prepaid expenses ...........................................         (78)         (43)
   Inventories ................................................      (2,279)      (1,252)
   Fees received in advance ...................................         528          290
   Accounts payable ...........................................       6,347        3,488
   Other accounts payable .....................................         925          508
   Other taxes and social security costs ......................      (2,618)      (1,438)
   Accrual for National Insurance costs on stock options ......        (159)         (87)
   Accrual for sales commissions ..............................        (362)        (199)
   Other accrued expenses .....................................      (1,813)        (996)

Net cash used in operating activities .........................      (4,199)      (2,307)
                                                                     ------       ------

Investing activities
Capital expenditures ..........................................        (353)        (194)

Net cash used in investing activities .........................        (353)        (194)
                                                                     ------       ------

Net decrease in cash and cash equivalents .....................      (4,552)      (2,501)
Cash and cash equivalents at beginning of period ..............       8,465        4,651
                                                                     ------       ------
Cash and cash equivalents at end of period ....................       3,913        2,150
                                                                     ======       ======

                                    Contact:

    Mats Johansson, CEO                            Crocker Coulson, President
        Futuremedia                                  CCG Investor Relations
  Voice: +44 1273 829700                             Voice: +1 818 789 1000
Email: ir@futuremedia.co.uk                     email: Crocker.coulson@ccgir.com


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